AEON INDUSTRIES LLC

Comparative Financial Statements

Years Ended December 31, 2023 and 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management
Aeon Industries, Inc.
Reno, Nevada

We have reviewed the accompanying financial statements of Aeon Industries, Inc. (the "Company"), dba AEONrv, which are comprised of the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

TenTax & Accounting, LLC
Reno, NV
August 20, 2024

<p align="center">Aeon Industries, Inc.
Balance Sheets</p>

		December 31, 2023		December 31, 2022
Assets				
Current assets				
Cash and cash equivalents	$	1,376,083	$	63,723
Inventory		2,107,315		861,173
Prepaid expenses and other current assets		36,153		-
Total current assets		3,519,551		924,896
Property and equipment, net		381,992		-
Operating lease right -of-use assets		26,144		-
Total assets	$	3,927,687	$	924,896
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	89,518	$	32,055
Accrued liabilities and other		164,500		123,000
Deferred revenue		3,013,772		57,412
Current portion of debt		126,121		55,337
Current portion of operating lease		12,618		-
Total current liabilities		3,406,528		267,804
Non-current liabilities				
Long-term debt, less current portion		260,509		132,350
Long-term operating lease, less current portion		12,437		-
Total liabilities		3,679,474		400,154
Equity				
Common stock		-		-
Preferred stock		-		-
Additional paid in capital		10,204		10,204
Simple agreement for future equity (SAFE)		1,025,000		1,025,000
Retained earnings		($776,991.11)		($500,461.89)
Total equity		258,213		534,742
Total liabilities and equity	$	3,937,687	$	934,896

See independent accountant's review report and the accompanying notes to these comparative financial statements.

Aeon Industries, Inc.
Statements of Income

		December 31, 2023		December 31, 2022
Revenue, Net	$	1,795,775	$	385,370
Cost of goods sold		1,248,237		253,446
Gross Profit		547,538		131,924
Operating Expenses				
Research and development		51,970		59,909
Selling, general and administrative		684,474		318,433
Depreciation and amortization		83,157		-
Total Operating Expenses		819,601		378,342
Income (loss) from operations		(272,063)		(246,417)
Interest Income		9,074		-
Interest expense		(10,858)		(19,841)
Other income (expense), net		(2,682)		-
Income (loss) before income tax expense		(276,529)		(266,258)
Income tax expense		-		-
Net Income	$	(276,529)	$	(266,258)

See independent accountant's review report and the accompanying notes to these comparative financial statements.

Aeon Industries, Inc.
Statements of Changes in Equity

	Common Stock	Preferred Stock	Simple Agreement for Future Equity	Additional Paid in Capital	Retained Earnings	Total Equity
Balance, December 31, 2021	-	-	200,000	10,000	(234,204)	(24,204)
Issuance of SAFE	-	-	825,000	-	-	825,000
Additional Paid in Capital				204		204
Net Income	-	-	-	-	(266,258)	(266,258)
Balance, December 31, 2022	-	-	1,025,000	10,204	(500,462)	534,742
Issuance of SAFE	-	-	-	-	-	-
Additional Paid in Capital						
Net Income	-	-	-	-	(276,529)	(276,529)
Balance, December 31, 2023	-	-	1,025,000	10,204	(776,991)	258,213

See independent accountant's review report and the accompanying notes to these comparative financial statements.

Aeon Industries, Inc.
Statements of Cash Flows

		December 31, 2023		December 31, 2022
Operating activates				
Net Income	$	(276,529)	$	(266,258)
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		83,157		-
Inventory		(1,246,142)		(530,293)
Security deposit		(36,153)		-
Accounts payable		57,464		26,208
Accrued liabilities		41,500		107,000
Deferred revenue		2,956,360		57,412
Net cash provided by operating activities		1,579,656		(605,931)
Investing activities				
Purchases of property, plant, and equipment		(491,293)		-
Net cash provided by investing activities		(491,293)		-
Financing activities				
Simple agreement for future equity (SAFE)		-		825,000
Borrowings on long-term debt		432,347		-
Repayments of debt		(208,351)		(177,098)
Net cash provided by (used in) financing activities		223,996		647,902
Net cash increase for period		1,312,360		41,971
Cash and cash equivalents at beginning of period		63,723		21,752
Cash and cash equivalents at end of period	$	1,376,083	$	63,723

See independent accountant's review report and the accompanying notes to these comparative financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Aeon Industries, Inc. (the "Company") dba AEONrv designs, develops, manufactures, and sells high-tech, all-season, electric cabin, off-road capable recreational vehicles. The vehicles are designed to offer a modern and sustainable RV experience, combining advanced technology with the freedom to explore off-grid. The Company produces units in Reno, Nevada and distributes vehicles direct to the end consumer.

Aeon Industries, Inc. (the "Company") dba AEONrv, was converted from a Nevada limited liability company to a corporation in the State of Nevada on August 12, 2024. The Company was formerly Aeon Industries LLC (a limited liability company) organized in the state of Nevada on January 8, 2021.

Fiscal Period

The Company operates on a December 31st year end.

Concentrations of Credit Risk

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2023, the Company's uninsured cash balances total $1,126,083. Management believes that the financial institution is financially sound and the risk of loss is low.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the date of purchase are considered cash equivalents. The Company's equivalents are primarily comprised of U.S. government securities, money market funds and commercial paper.

Inventory

Inventory consisted of the following (in thousands)

| | Year Ended December 31, | |
	2023	2022
Raw materials	$ 581,691	$ 100,836
Work in process	1,248,237	506,891
Finished goods (1)	277,386	253,446
Total	$ 2,107,315	$ 861,173

(1) Finished goods inventory includes products in transit to fulfill customer orders or avaiable for pickup.

Note 1 - Summary of Significant Accounting Policies (continued)

Inventories are stated at the lower of cost or net realizable value determined under the First-in, First-out basis ("FIFO"). Manufacturing cost includes materials, labor, and overhead. Unallocated overhead and abnormal costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is subject to tax filing requirements as a corporation in the United States. The Company sustained net operating losses during 2023, 2022, and 2021 fiscal years. Net operating losses will be carried forward to reduce and offset future taxable income.

Revenue Recognition

The Company's primary source of revenue is generated through the sale of high-performance off-road recreation vehicles. Unit sales revenue includes revenue that meets the definition of a performance obligation under ASC 606. Revenue is recognized at a point-in-time when the performance obligation is satisfied and control of the promised goods are transferred to the customer, which generally occurs when the unit is shipped to the customer or picked-up from the manufacturing facility by the customer. Control refers to the ability of the customer to direct the use of, and obtain substantially all of, the remaining benefits from the goods or services.

The Company recognizes revenue based on an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those goods or services. The Company's transaction price consideration is fixed, unless otherwise disclosed as variable consideration. The amount of consideration received and recorded to revenue can vary with changes in marketing incentives and discounts offered to customers. These marketing incentives and discounts are considered variable considerations. The Company adjusts the estimate of revenue at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed. The Company's payment terms are typically before or on delivery.

Net revenue includes shipping and handling charges billed directly to customers.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2023 and 2022, were $63,698 and $59,077, respectively.

Research and Development

Research and development ("R&D") expenses consist primarily of personnel costs for the Company's teams in manufacturing engineering, prototyping expense, contract and professional services.

Research and development costs are expensed as incurred. Total expense related to research and development for the years ended December 31, 2023 and 2022, were $51,970 and $59,908 respectively.

Note 1 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

We have reviewed all recently issued accounting pronouncements and concluded that such standards were either not applicable or not expected to have a significant impact on the Company's financial statements.

Note 2 – Property, Plant and Equipment, Net

Property, plant, and equipment is stated at cost, net of accumulated depreciation and consists of the following:

	Year Ended December 31,		
	2023	**2022**	
Machinery, equipment office furniture	$ 401,613	$	-
Operating right -of -use assets	26,144		0
Improvements	63,535		-
Property, plant, and equipment, gross	491,293		-
Less: Accumulated depreciation	(83,157)		-
Total	$ 408,136	$	-

Depreciation expense was $83,154, and $0 for Fiscal year 2023 and 2022.

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation of property and equipment is computed using the straight-line and double declining balance method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

Asset Class	Asset Life
Buildings and improvements	5-30 years
Machinery and equipment	5-8 years
Software	3-10 years
Transportation equipment	5-6 years

Note 3 – Deferred Revenue

The Company's Deferred Revenue consisted of payments and prepayments made by customers prior to the delivery of the vehicle. Deferred revenue is allocated and recognized at delivery of goods.

Aeon Industries, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

Note 3 − Deferred Revenue(continued)

	Year Ended December 31,			
		2023		**2022**
Deferred revenue - beginning of period	$	57,412	$	-
Additions		5,201,135		442,427
Net change in liability for pre-existing contracts		(449,000)		-
Revenue Recognized		(1,795,775)		(385,015)
Deferred Revenue- end of period	$	3,013,772	$	57,412

Note 4 − Accrued Liabilities and Other

The Company's accrued liabilities consist of customer deposits made to reserve vehicles.

	Year Ended December 31,			
		2023		**2022**
Customer deposits - beginning of period	$	123,000	$	16,000
Additions		74,000		126,000
Net change in deposits		(23,500)		(19,000)
Revenue Recognized		(9,000)		-
Customer deposits - end of period	$	164,500	$	123,000

Customer deposits primarily consist of refundable cash payments from customers at the time they place an order or reservation for a vehicle up to the point they are allocated and assigned a work order. Customer deposits can also include prepayments on contracts that can be cancelled without significant penalties. Once Customer deposits become non-refundable, they are applied towards the customer's purchase balance.

Note 5 − Long Term Debt

The Company's long-term debt consist of the following:

	Year Ended December 31,			
		2023		**2022**
.90% - 7.54% note payables, due in monthly installments of $853 - $1,030, including interest, to March and November 2025, secured by inventory and equipment	$	36,765	$	187,687
4% note payables, due in monthly installments of $5,983, including interest, to August 2028, secured by machinery and equipment		266,568		-
4% note payable, due in quarterly installments of $11,920, including interest, to December 2025, secured by inventory		83,295		-
Less current maturities		126,121		55,337
Total	$	260,507	$	132,350

Note 6 -Leases

The Company has leased equipment under a long-term, non-cancelable operational lease agreement. The lease expires at two years. The Company included in the determination of the right-of-use assets and lease liability any renewal options when the options are reasonably certain to be exercised. The agreement requires the Company to pay taxes, insurance and repairs.

Total right-of use assets and lease liabilities at December 31, 2023 and 2022 were as follows:

	Year Ended December 31,	
Lease Assets - Classification in Balance Sheets	**2023**	**2022**
Operating right -of -use assets	$ 26,144	-
Total leased right-of-use assets	$ 26,144	$ -
Lease Liabilities - Classification in Balance Sheets	**2023**	**2022**
Current		
Operating lease liabilities - current operating lease liabilities	$ 12,618	$ -
Noncurrent		-
Operating lease liabilities- operating lease liabilities	12,437	
Total lease liabilities	$ 25,055	$ -

Note 7 -Subsequent Events

In preparing the accompanying financial statements, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing. Subsequent events were evaluated through August 20th, 2024, which is the date the financial statements were available to be issued. Events below;

Debt

As of August 20, 2024 subsequent borrowings on inventory and equipment amounted to approximately $215,000, with approximately $83,295 of debt being retired.

Company

On August 12, 2024, Aeon Industries LLC (a Nevada limited liability company) converted to Aeon Industries, Inc. (a Nevada C-Corporation) dba AEONrv. Aeon Industries LLC was taxed as a C-Corporation and operated as such during the review period.

The Company converted to a Nevada corporation to accommodate the funding round set to open August 22, 2024. Prior member interests noted in "Additional Paid -In Capital" on the Balance Sheets will be converted to shares of common stock. Additionally, the Simple Agreements for Future Equity (SAFEs) noted in the Balance Sheets are also slated to convert in accordance with the terms.

Note 7 -Subsequent Events (continued)

Below is the current authorized shares:

Type	Authorized	Value
Common	22,000,000	0.001
Preferred	3,000,000	0.001
Total Authorized Capital	25,000	